Filed by Computer Associates International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Sterling Software, Inc.
Commission File No. 333-30842

Contacts:  Bob Gordon, public relations        Doug Robinson, investor relations
           (631) 342-2391                      (631) 342-2745
           bobg@ca.com                         dougr@ca.com

                JUSTICE DEPARTMENT REQUESTS FURTHER INFORMATION
              CONCERNING ACQUISITION OF STERLING SOFTWARE, INC. BY
                    COMPUTER ASSOCIATES INTERNATIONAL, INC.

ISLANDIA, N.Y., AND DALLAS, TX, March 15, 2000 -- Computer Associates International, Inc. (NYSE: CA) and Sterling Software, Inc.(NYSE: SSW) announced today that the Antitrust Division of the United States Department of Justice
(DOJ) has requested additional information and documents in connection with the DOJ's review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the tender offer by Silversmith Acquisition Corp., a wholly - owned subsidiary of Computer Associates International, Inc., for all outstanding shares of common stock of Sterling Software, Inc. ("Sterling").

The tender offer is scheduled to expire at midnight, New York City time, on Monday, March 20, 2000, unless extended. Computer Associates and Sterling intend to respond to the request as promptly as possible.

Sterling Software is one of the world's leading software companies, providing software and services for the application development, business intelligence, information management, storage management, network management, Web management, VM systems management, and federal systems markets. Headquartered in Dallas, Sterling Software has a worldwide installed base of more than 20,000 customer sites and 3,800 employees in 90 offices worldwide. For more information on Sterling Software, visit the company's Web site at www.sterling.com.

Computer Associates International, Inc., the world's leading business software company, delivers the end-to-end infrastructure to enable eBusiness through innovative technology, services and education. CA has 18,000 employees worldwide and had revenue of $6.3 billion for the year ended December 31, 1999. For more information, visit www.ca.com.

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All trademarks, trade names, service marks and logos referenced herein belong to their respective companies.

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We urge  investors  and security  holders to read the  following  regarding  the tender offer, including amendments that may be made to them, because they contain important information:

- Computer Associates' preliminary prospectus, prospectus supplements, final prospectus and tender offer material.

- Computer Associates' Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

- Sterling Software's Solicitation/Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents have or will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Computer Associates by directing your request to Investor Relations at www.ca.com/invest/questions or by fax at 631-342-6864, or from Sterling Software by directing your request to investor@sterling.com or by fax at (214) 981-1215.